FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

29 August 2008

File no. 0-17630

Total Voting Rights

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Total Voting Rights

CRH plc (“the Company”) Voting Rights and Capital

-----------------------

In conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007, CRH plc announces that:

The total number of Ordinary Shares of €0.32 each in issue as at the date of this notice is 548,120,436 . As at 29 th August 2008, the

Company holds 14,922,503 Treasury Shares.

The total number of voting rights is, therefore, 533,197,933.

The above figure 533,197,933 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC)

Regulations 2007 and the Interim Transparency Rules.

29th August 2008

Contact

Angela Malone
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  29 August 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director